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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING___12/31/08___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paragon Capital Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

450 Park Avenue, Suite 2500
                (No. and Street)

New York   NY   10022
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Jeffrey Wallerstein, CPA   (732) 603-7738
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bosco, Johnn & Company, CPA, P.C.
                (Name – *if individual, state last, first, middle name*)

90 Columbus Avenue   Valhalla   NY   10595
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 3 2009

THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Paragon Capital Partners, LLC
December 31, 2007

OATH OR AFFIRMATION

I, _David Y. Adler_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _Paragon Capital Partners, LLC_ , as of _December 31_ , _2008_ are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Member
Title

Mara-Lyn Albano
Notary

MARA LYNN ALBANO
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01-AL6067091
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES 12-03-20 _09_

Paragon Capital Partners, LLC
Table of Contents

Certified Public Accountants
90 Columbus Avenue, Valhalla, New York 10595
T 914.683 5553 F 914.683 5554

BOSCO | JOHNN & COMPANY

INDEPENDENT AUDITORS' REPORT

To the Members of
 Paragon Capital Partners, LLC:

We have audited the accompanying statements of financial condition of Paragon Capital Partners, LLC as of December 31, 2008 and 2007 and the related statements of operations and members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Paragon Capital Partners, LLC as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bosco, Johnn & Company

February 24, 2009

Paragon Capital Partners, LLC
Statements of Financial Condition
December 31, 2008 and 2007

Assets		2008		2007
Cash and cash equivalents	$	61,115	$	48,480
Marketable securities		374,663		2,069,655
Accounts receivable		0		7,783
Prepaid expenses and other		35,930		0
Fixed assets, net of accumulated depreciation				
of $124,028 in 2008 and $94,562 in 2007		64,671		82,876
Deposit		36,843		55,478
Total Assets	$	573,222	$	2,264,272

Liabilities and Members' Equity

		2008		2007
Liabilities - accrued expenses and taxes		96,579		708,299
Members' equity		476,643		1,555,973
Total Liabilities and Members' Equity	$	573,222	$	2,264,272

The accompanying notes are an integral part of these financial statements.

Paragon Capital Partners, LLC
Statements of Operations and Members' Equity
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenue:		
Fees	$ 397,747	$ 9,529,977
Realized gain on the sale of marketable securities	0	0
Unrealized gain (loss) on marketable securities	(1,295,992)	751,331
Interest and money market dividends	17	81,661
Other income	0	35,108
Total revenue	(898,228)	10,398,077
Interest expense	0	0
Net revenue	(898,228)	10,398,077
Non-interest expenses:		
Outside administrative services	289,490	538,656
Rent	242,792	230,743
Insurance	64,285	67,942
Professional fees and consultants	39,749	61,752
Office expenses	89,660	106,274
Dues and fees	98,525	97,993
Depreciation	29,466	28,036
Other	67,135	572,518
Total non-interest expenses	921,102	1,703,914
Net income (loss)	(1,819,330)	8,694,163
Members' equity - beginning of year	1,555,973	861,810
	(263,357)	9,555,973
Members' contributions (distributions)	740,000	(8,000,000)
Members' equity - end of year	$ 476,643	$ 1,555,973

The accompanying notes are an integral part of these financial statements.

Paragon Capital Partners, LLC
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

Cash flows from operating activities:	2008	2007
Net income (loss)	$ (1,819,330)	$ 8,694,163
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:		
Depreciation	29,466	28,036
Realized gain on the sale of marketable securities	0	0
Unrealized (gain) loss on marketable securities	1,295,992	(751,331)
(Increase) decrease in operating assets:		
Accounts receivable	7,783	(7,783)
Prepaid expenses and other	(35,930)	14,178
Deposit	18,635	18,686
Increase (decrease) in operating liabilities:		
Accrued expenses and taxes	(611,720)	403,864
Total adjustments	704,226	(294,350)
Net cash provided by (used for) operating activities	$ (1,115,104)	$ 8,399,813

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

Paragon Capital Partners, LLC
Statements of Cash Flows (continued)
For the Years Ended December 31, 2008 and 2007

	2008	2007
Net cash provided by (used for) operating activities	$ (1,115,104)	$ 8,399,813
Cash flows from investing activities:		
Increase in marketable securities	0	(399,000)
Proceeds from sale of marketable securities	399,000	0
Acquisitions of fixed assets	(11,261)	(14,163)
Net cash flows from investing activities	387,739	(413,163)
Cash flows from financing activities:		
Members' contributions (distributions)	740,000	(8,000,000)
Net increase (decrease) in cash and cash equivalents	12,635	(13,350)
Cash and cash equivalents - beginning of year	48,480	61,830
Cash and cash equivalents - end of year	$ 61,115	$ 48,480
Supplemental disclosures of cash flows information:		
Interest paid during the year	$ 0	$ 0
Income taxes paid during the year	$ 0	$ 102,810

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

Note 1 - Summary of Significant Accounting Policies

Organization -

Paragon Capital Partners, LLC, "the Company", is a broker-dealer firm registered with the National Association of Securities Dealers. The Company provides merger and acquisition, and strategic advisory services to a number of clients. The Company's headquarters are located in New York, NY.

Use of Estimates in the Preparation of Financial Statements -

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Revenue Recognition -

The Company uses the accrual basis of accounting. Accordingly, all revenues are recorded when earned, and expenses are recognized when incurred.

Net Capital Requirements -

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007 the Company had net capital of $283,000 and $345,438, respectively, which was $276,561 and $298,216, respectively, in excess of its required net capital of $6,439 and $47,222, respectively. The Company's net capital ratio was 0.3413 and 2.0504 to 1, respectively.

Fair Value of Financial Instruments -

Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.

Note 1 - Summary of Significant Accounting Policies (continued)

Cash Equivalents -

Cash equivalents consist of municipal money market funds.

Marketable Securities -

Marketable securities are stated at fair market value.

Accounts Receivable -

The Company writes off all accounts considered to be uncollectible. Accordingly, no allowance for doubtful accounts has been recorded.

Income Taxes -

Paragon Capital Partners, LLC reports earnings as a partnership. Net income or loss passes through to members' income tax returns. Accordingly, no provision for Federal or New York State income taxes has been included in these financial statements.

New York City imposes an unincorporated business tax on the company. NYC taxes have been included in these financial statements.

Fixed Assets -

Fixed assets are stated at cost. Depreciation is calculated using the straight-line method of cost recovery for financial reporting purposes based upon the following estimated useful lives:

	Years
Computer equipment	5
Furniture, fixtures and equipment	7

Expenditures for maintenance and repairs are charged to expense, and renewals and betterments are capitalized. Upon sale or retirement, the cost of the asset and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in the results of operations.

Note 2 - Fixed Assets

Major classifications of fixed assets as of December 31, 2008 and 2007 are as follows:

	2008	2007
Computer equipment	$ 74,814	$ 63,553
Furniture, fixtures and equipment	113,885	113,885
	188,699	177,438
Less accumulated depreciation	124,028	94,562
	$ 64,671	$ 82,876

Note 3 - Commitments

The company leases office space under a non-cancelable operating lease expiring July 31, 2009. Future minimum rental payments under this lease are as follows for the years ending December 31,:

2009	$ 125,069

Paragon Capital Partners, LLC
Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1
December 31, 2008 and 2007

	2008	2007
Members' equity	$ 476,643	$ 1,555,973
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	0	7,783
Prepaid expenses and other	35,930	0
Deposit	36,843	55,478
Net fixed assets	64,671	82,876
Total deductions and other charges	137,444	146,137
Net capital before securities haircuts	339,199	1,409,836
Securities haircuts	56,199	1,064,398
Net capital	$ 283,000	$ 345,438
Aggregate indebtedness:		
Accrued expenses and taxes	$ 96,579	$ 708,299
Minimum capital required (the greater of 6.67% of aggregate indebtedness, or $5,000)	$ 6,439	$ 47,222
Capital in excess of minimum requirements	$ 276,561	$ 298,216
Ratio of aggregate indebtedness to net capital	0.3413 to 1	2.0504 to 1

Note: No material differences exist between the above computation and the computation
included in the company's corresponding audited Form X-17A-5 Part 11(A) filing.

See independent auditors' report on supplementary information.

Paragon Capital Partners, LLC
Computation for Determination of the Reserve Requirements
for Brokers and Dealers
Pursuant to Rule 15c3-3
December 31, 2008 and 2007

Paragon Capital Partners, LLC is exempt from the provisions of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934 since its operations fall within such exemptive provisions.

The accompanying notes are an integral part of these financial statements.

To the Members of Paragon Capital Partners, LLC:

In planning and performing our audits of financial statements and supplemental schedules of Paragon Capital Partners, LLC, for the years ended December 31, 2008 and 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use of disposition and that actions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bosco, Johnn & Company, CPA, P.C.
Valhalla, NY
February 24, 2009

